UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11017721

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RECD S.E.C.
FEB 25 2011
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: V. M. Manning & Co Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 East Washington Street
(No. and Street)

Greenville (City) South Carolina (State) 29601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nelson B. Arrington, III (864-232-8231)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC
(Name – *if individual, state last, first, middle name*)

200 E. Broad Street (Address) Greenville (City) South Carolina (State) 29601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/8

OATH OR AFFIRMATION

I, Nelson B. Arrington, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of V.M. Manning & Company, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

PAMELA J. REICHARD NOTARY PUBLIC SOUTH CAROLINA

Notary Public

Notary expires 11-19-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

V. M. MANNING & COMPANY, INC.

REPORT ON FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010
(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)

V. M. MANNING & COMPANY, INC.
GREENVILLE, SOUTH CAROLINA

TABLE OF CONTENTS

elliott davis

INDEPENDENT AUDITOR'S REPORT

Mr. Nelson B. Arrington, III, President
V. M. Manning & Company, Inc.
Greenville, South Carolina

We have audited the accompanying statement of financial condition of V. M. Manning & Company, Inc. (the "Company") as of December 31, 2010 and the related statements of operations and retained earnings, cash flows and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of V. M. Manning & Company, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elliott Davis, LLC

Greenville, South Carolina
February 22, 2011

V. M. MANNING & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CASH		$ 17,819
DEPOSIT WITH CLEARING AGENT		50,000
MANAGEMENT FEES AND COMMISSIONS RECEIVABLE		57,623
RECEIVABLE FROM STOCKHOLDER		10,000
INCOME TAX REFUND RECEIVABLE		255
SECURITIES OWNED		39,662
COINS OWNED		12,785
		$ 188,144

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCRUED EXPENSES AND OTHER LIABILITIES		$ 36,672
STOCKHOLDERS' EQUITY		
Capital stock - common - par value $1 per share; authorized 50,000 shares; issued 7,500 shares	$ 7,500	
Retained earnings	143,972	151,472
		$ 188,144

The accompanying notes are an integral part of these financial statements.

V. M. MANNING & COMPANY, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the year ended December 31, 2010

REVENUES		
Commission income		$ 34,719
Investment management fee income		227,267
Net inventory and investment gain		3,616
Interest, dividends and other		2,736
		268,338
EXPENSES		
Commissions, salaries and payroll taxes	$ 176,146	
Occupancy	17,850	
Floor brokerage	19,166	
Insurance	21,872	
Professional fees	11,380	
Communications	5,093	
Taxes and licenses	4,189	
Other	12,796	268,492
Loss before income taxes		(154)
PROVISION FOR INCOME TAXES		-
Net loss		(154)
RETAINED EARNINGS, BEGINNING OF YEAR		144,126
RETAINED EARNINGS, END OF YEAR		$ 143,972
NET LOSS PER SHARE		$ (0.02)

The accompanying notes are an integral part of these financial statements.

V. M. MANNING & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

OPERATING ACTIVITIES		
Net loss	$	(154)
Adjustments to reconcile net loss to net cash		
used for operating activities		
Changes in deferred and accrued amounts		
Management fees and commissions receivable		(1)
Securities owned		20,556
Accrued expenses and other liabilities		(3,353)
Net cash used for operating activities		17,048
CASH, BEGINNING OF YEAR		771
CASH, END OF YEAR	$	17,819

The accompanying notes are an integral part of these financial statements.

V. M. MANNING & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2010

STOCKHOLDERS' EQUITY, BEGINNING OF YEAR	$	151,626
NET LOSS FOR THE YEAR		(154)
STOCKHOLDERS' EQUITY, END OF YEAR	**$**	**151,472**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

V. M. Manning & Company, Inc. (the "Company") is a securities broker with one office located in Greenville, South Carolina. The Company trades securities for its individual and institutional customers, most of which are located in the southeastern United States. The Company also manages investment accounts for individuals, most of whom are located in South Carolina. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

Securities owned

The Company's securities, which were bought principally for the purpose of selling them, are classified as trading securities and are reported at quoted market prices (Note 2), with unrealized gains and losses recognized in earnings.

Coins owned

Coins owned consist of antique American coins carried at quoted market prices (Note 2).

Property and equipment

Property and equipment are carried at cost less accumulated depreciation. All property and equipment was fully depreciated as of December 31, 2007. Depreciation was provided using straight-line and accelerated methods over the assets' useful lives.

Settlement date

Customer trades are accounted for on the settlement date basis.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company is not aware of any uncertain tax positions in its tax returns.

Net loss per share

Net loss per share is computed based on the weighted average number of shares outstanding during each period.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2010, the date the financial statements were available for issuance.

NOTE 2 - FAIR VALUE MEASUREMENTS

The Fair Value Measurement and Disclosures Topic of the Codification establishes a framework for measuring and disclosing fair value under generally accepted accounting principles. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Codification also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

(Continued)

NOTE 2 - FAIR VALUE MEASUREMENTS, Continued

Following is a description of the valuation methodologies used for assets measured at fair value:

Securities owned: Valued at the closing price reported on the active market on which the individual securities are traded.

Coins owned: Valued at the quoted market price in the principal market for each individual coin.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Securities Owned	$ 39,662	$ -	$ -	$ 39,662
Coins Owned	-	12,785	-	12,785
Total	$ 39,662	$ 12,785	$ -	$ 52,447

The Company has no liabilities carried at fair value or measured at fair value on a nonrecurring basis, and the Company has no assets or liabilities whose fair values are measured using level 3 inputs

NOTE 3 - INCOME TAXES

The Company has deferred tax assets primarily related to net operating losses and unrealized losses on securities. The Company has recorded a 100 percent valuation allowance against the deferred tax assets due to uncertainty of their ultimate realization. No current year provision is required based on the prior net operating losses.

NOTE 4 - CLEARING AGENT

Throughout 2010, the Company contracted with a clearing agent to act on a fully disclosed basis for all accounts. The Company acts as introducing broker and customer accounts so designated are carried on the books of the clearing agent.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company's net capital, computed in accordance with the rules of the Securities and Exchange Commission ("SEC"), was $121,959 as of December 31, 2010. At this date, the required net capital was $50,000.

The SEC requires a broker to maintain a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. As of December 31, 2010, the Company's ratio was 0.30 to 1.

NOTE 6 - CASH FLOW INFORMATION

For the purpose of measuring cash flows, cash consisted of the following items as of December 31, 2010:

Cash	$	17,819
Cash segregated in compliance with federal and other regulations		-
	$	17,819

NOTE 7 - RELATED PARTY TRANSACTIONS

During 2010, the Company incurred $150,500 in commissions and salaries for stockholder-employees.

As of December 31, 2010, the Company had a receivable from a stockholder for $10,000.

The Company leases its premises from a related party under a month-to-month lease. Rent expense incurred under this lease for the year ended December 31, 2010 was $13,800, which is included in occupancy in the accompanying statement of operations and retained earnings.

NOTE 8 - OFF-STATEMENT OF FINANCIAL CONDITION RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 4, the Company's customers' securities transactions are cleared on a fully-disclosed basis by its clearing agent. The clearing agent carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing agent may charge any losses it incurs to the Company. The Company does not anticipate nonperformance by customers or it's clearing agent. The Company seeks to minimize the risk through procedures designed to monitor the creditworthiness of its customers and the proper execution of customer transactions by the clearing agent.

During 2010, the Company earned approximately 39% of commission and investment management fee income from one client.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2010

V. M. MANNING & COMPANY, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SEC
AS OF DECEMBER 31, 2010

NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY		$ 151,472
ADD		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		151,472
DEDUCT		
Nonallowable assets:		
Receivable from stockholder	$ 10,000	
Coins owned	12,785	
Income tax refund receivable	255	23,040
Net capital before haircuts on securities positions		128,432
Haircuts on securities:		
Trading securities owned	$ 5,694	
Undue concentration	745	
Other	34	6,473
Net capital		$ 121,959

AGGREGATE INDEBTEDNESS

LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	
Payroll taxes withheld and accrued	$ 25,736
Commissions and salaries	10,000
Other	936
	$ 36,672
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.30 to 1

RECONCILIATION TO FOCUS REPORT

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 121,959
Net capital per above	$ 121,959

Supplementary Schedule 2

V. M. MANNING & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SEC
AS OF DECEMBER 31, 2010

The Company claims the exemption under section (k)(2)(ii) of Rule 15c3-3, which states that the provisions of this Rule are not applicable to a broker or dealer that uses a clearing agent to act on a fully disclosed basis for all customer accounts.

Supplementary Schedule 3

V. M. MANNING & COMPANY, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC
DECEMBER 31, 2010

The Company claims the exemption under section (k)(2)(ii) of Rule 15c3-3, which states that the provisions of this Rule are not applicable to a broker or dealer that uses a clearing agent to act on a fully disclosed basis for all customer accounts.

elliott davis

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Mr. Nelson B. Arrington, III, President
V. M. Manning & Company, Inc.
Greenville, South Carolina

In planning and performing our audit of the financial statements and supplemental schedules of V. M. Manning & Company, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operating of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such as there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Greenville, South Carolina
February 22, 2011

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDITED REPORT

DECEMBER 31, 2010

V. M. MANNING & COMPANY, INC.
(Name of Respondent)

211 East Washington Street
P. O. Box 10389
Greenville, South Carolina 29603
(Address of principal executive office)

Nelson B. Arrington, III,   President
V. M. Manning & Company, Inc.
P. O. Box 10389
Greenville, South Carolina 29603
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDITED REPORT

DECEMBER 31, 2010

V. M. MANNING & COMPANY, INC.
(Name of Respondent)

211 East Washington Street
P. O. Box 10389
Greenville, South Carolina 29603
(Address of principal executive office)

Nelson B. Arrington, III, President
V. M. Manning & Company, Inc.
P. O. Box 10389
Greenville, South Carolina 29603
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

V. M. MANNING & COMPANY, INC.

REPORT ON AGREED UPON PROCEDURES

DATED FEBRUARY 22, 2011

elliott davis

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
V.M. Manning & Company, Inc.
Greenville, South Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by V.M. Manning and Company, Inc. (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Greenville, South Carolina
February 22, 2011